**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K for October, 2017

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

**Note**: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

**Note**: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.d

**Enclosures**: GRANT AND ACCEPTANCE OF CONDITIONAL SHARE AWARDS BY DIRECTORS AND THE COMPANY SECRETARY OF SASOL, AND DIRECTORS AND THE COMPANY SECRETARY OF TWO MAJOR SUBSIDIARIES OF SASOL

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:      JSE: SOL      NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "Company")

GRANT AND ACCEPTANCE OF CONDITIONAL SHARE AWARDS BY DIRECTORS
AND THE COMPANY SECRETARY OF SASOL, AND DIRECTORS AND THE
COMPANY SECRETARY OF TWO MAJOR SUBSIDIARIES OF SASOL

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited
Listings Requirements, Sasol hereby announces that the
directors and the Company Secretary of Sasol, and directors
and the Company Secretary of two major subsidiaries of Sasol,
have been granted, and have accepted, conditional share awards
in terms of the Sasol Long-Term Incentive Plan ("the Plan"
and/or "LTI", as appropriate).

The Board or the Sasol Remuneration Committee, as appropriate,
approved the share awards made on 22 September 2017. In terms
of the rules of the Plan, the participants have to decline
such an award within ten business days after the award date,
failing which the award will be deemed to have been accepted.

The rules of the LTI Plan are available on the Sasol website
www.sasol.com.

| | |
|---|---|
| Company Secretary, Sasol Limited | V D Kahla |
| Director | |
| Subsidiaries | Sasol South Africa (Pty) Ltd and Sasol (USA) Corporation |
| Award date | 22 September 2017 |
| Deemed Acceptance date | 9 October 2017 |
| Number of securities | 17 548 |
| Class of securities | Sasol ordinary shares |
| Vesting periods | 50% after 3 years and the balance after 5 years |
| Nature of transaction | Annual LTI Award (off-market) |
| Price per share* | R378 |
| Total value of transaction* | R6 633 144 |
| Nature and extent of director's interest | Direct beneficial |
| Clearance obtained | Yes |
| | |
| Director | P Victor |
| Company | Sasol Limited |
| Subsidiary | Sasol (USA) Corporation |
| Award date | 22 September 2017 |

```
Deemed Acceptance date       9 October 2017
Number of securities         25 396
Class of securities          Sasol ordinary shares
Vesting periods              50% after 3 years and the balance
                             after 5 years
Nature of transaction        Annual LTI Award (off-market)
Price per share*             R378
Total value of transaction*  R9 599 688
Nature and extent of
director's interest          Direct beneficial
Clearance obtained           Yes


Director                     B Baijnath
Subsidiary                   Sasol South Africa (Pty) Ltd
Award date                   22 September 2017
Deemed Acceptance date       9 October 2017
Number of securities         5 172
Vesting periods              50% after 3 years and the balance
                             after 5 years
Class of securities          Sasol ordinary shares
Nature of transaction        Annual LTI Award (off-market)
Price per share*             R378
Total value of transaction*  R1 955 016
Nature and extent of
director's interest          Direct beneficial
Clearance obtained           Yes


Director                     F R Grobler
Subsidiary                   Sasol South Africa (Pty) Ltd
Award date                   22 September 2017
Deemed Acceptance date       9 October 2017
Number of securities         16 109
Vesting periods              50% after 3 years and the balance
                             after 5 years
Class of securities          Sasol ordinary shares
Nature of transaction        Annual LTI Award (off-market)
Price per share*             R378
Total value of transaction*  R6 089 202
Nature and extent of
director's interest          Direct beneficial
Clearance obtained           Yes


Company Secretary, Sasol     F Hoosain
South Africa (Pty) Ltd
Award date                   22 September 2017
Deemed Acceptance date       9 October 2017
Number of securities         5 856
Vesting periods              50% after 3 years and the balance
                             after 5 years
Class of securities          Sasol ordinary shares
Nature of transaction        Annual LTI Award (off-market)
Price per share*             R378
```

```
Total value of transaction*    R2 213 568
Nature and extent of
director's interest            Direct beneficial
Clearance obtained             Yes


Director                       B E Klingenberg
Subsidiary                     Sasol South Africa (Pty) Ltd
Award date                     22 September 2017
Deemed Acceptance date         9 October 2017
Number of securities           20 945
Vesting periods                50% after 3 years and the balance
                               after 5 years
Class of securities            Sasol ordinary shares
Nature of transaction          Annual LTI Award (off-market)
Price per share*               R378
Total value of transaction*    R7 917 210
Nature and extent of
director's interest            Direct beneficial
Clearance obtained             Yes


Director                       R M Laxa
Subsidiary                     Sasol South Africa (Pty) Ltd
Award date                     22 September 2017
Deemed Acceptance date         9 October 2017
Number of securities           6 344
Class of securities            Sasol ordinary shares
Vesting periods                50% after 3 years and the balance
                               after 5 years
Nature of transaction          Annual LTI Award (off-market)
Price per share*               R378
Total value of transaction*    R2 398 032
Nature and extent of
director's interest            Direct beneficial
Clearance obtained             Yes


Director                       F E J Malherbe
Subsidiary                     Sasol South Africa (Pty) Ltd
Award date                     22 September 2017
Deemed Acceptance date         9 October 2017
Number of securities           7 320
Class of securities            Sasol ordinary shares
Vesting periods                50% after 3 years and the balance
                               after 5 years
Nature of transaction          Annual LTI Award (off-market)
Price per share*               R378
Total value of transaction*    R2 766 960
Nature and extent of
director's interest            Direct beneficial
Clearance obtained             Yes
```

```
Director                    M Sieberhagen
Subsidiary                  Sasol South Africa (Pty) Ltd
Award date                  22 September 2017
Deemed Acceptance date      9 October 2017
Number of securities        7 320
Vesting periods             50% after 3 years and the balance
                            after 5 years
Class of securities         Sasol ordinary shares
Nature of transaction       Annual LTI Award (off-market)
Price per share*            R378
Total value of transaction* R2 766 960
Nature and extent of
director's interest         Direct beneficial
Clearance obtained          Yes


Director                    L J Fourie
Subsidiary                  Sasol South Africa (Pty) Ltd
Award date                  22 September 2017
Deemed acceptance date      9 October 2017
Number of securities        6 344
Vesting periods             50% after 3 years and the balance
                            after 5 years
Class of securities         Sasol ordinary shares
Nature of transaction       Annual LTI Award (off-market)
Price per share*            R378
Total value of transaction* R2 398 032
Nature and extent of
director's interest         Direct beneficial
Clearance obtained          Yes


Director                    B Nqwababa
Company                     Sasol Limited
Award date                  22 September 2017
Deemed Acceptance date      9 October 2017
Number of securities        42 328
Vesting periods             50% after 3 years and the balance
                            after 5 years
Class of securities         Sasol ordinary shares
Nature of transaction       Annual LTI Award (off-market)
Price per share*            R378
Total value of transaction* R15 999 984
Nature and extent of
director's interest         Direct beneficial
Clearance obtained          Yes


Director                    S R Cornell
Company                     Sasol Limited
Award date                  22 September 2017
Deemed Acceptance date      9 October 2017
Number of securities        42 372
Vesting periods             50% after 3 years and the balance
                            after 5 years
```

```
Class of securities          Sasol American Depository
                             Receipts
Nature of transaction        Annual LTI Award (off-market)
Price per share*             US$28.32
Total value of transaction*  US$1 199 975
Nature and extent of
director's interest          Direct beneficial
Clearance obtained           Yes


Director                     B V Griffith
Subsidiary                   Sasol South Africa (Pty) Ltd
Award date                   22 September 2017
Deemed Acceptance date       9 October 2017
Number of securities         8 578
Vesting periods              50% after 3 years and the balance
                             after 5 years
Class of securities          Sasol American Depository
                             Receipts
Nature of transaction        Annual LTI Award (off-market)
Price per share*             US$28.32
Total value of transaction*  US$242 929
Nature and extent of
director's interest          Direct beneficial
Clearance obtained           Yes


Director                     P R Manoogian
Subsidiary                   Sasol South Africa (Pty) Ltd
Award date                   22 September 2017
Deemed Acceptance date       9 October 2017
Number of securities         11 303
Vesting periods              50% after 3 years and the balance
                             after 5 years
Class of securities          Sasol American Depository
                             Receipts
Nature of transaction        Annual and Special Retention LTI
                             Awards(off-market)
Price per share*             US$28.32
Total value of transaction*  US$320 101
Nature and extent of
director's interest          Direct beneficial
Clearance obtained           Yes


Director                     M Thomas
Subsidiary                   Sasol (USA) Corporation
Award date                   22 September 2017
Deemed Acceptance date       9 October 2017
Number of securities         6 559
Vesting periods              50% after 3 years and the balance
                             after 5 years
Class of securities          Sasol American Depository
                             Receipts
Nature of transaction        Annual LTI Award (off-market)
```

| | |
|---|---|
| Price per share* | US$28.32 |
| Total value of transaction* | US$185 751 |
| Nature and extent of director's interest | Direct beneficial |
| Clearance obtained | Yes |

*Strike price per share is nil. The Price per share indicated is the closing price of the Sasol Ordinary Share / ADR on 21 September 2017, the day before the grant was made (R378 or US$28.32) which was used to calculate the number of shares / ADRs.
The total transaction value is the Price per share multiplied by the number of shares / ADRs awarded.


12 October 2017
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 October, 2017

By:   /s/ V D Kahla
Name:  Vuyo Dominic Kahla
Title:  Company Secretary